NYSE
AN ICE EXCHANGE

February 4, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Tidal Trust I, under the Exchange Act of 1934:

- FINQ FIRST U.S. Large Cap AI-Managed Equity ETF
- FINQ DOLLAR NEUTRAL U.S. Large Cap AI-Managed Equity ETF

Sincerely,

Craig A. Martin

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com